Dirección General Económico Financiera Director General	Paseo de la Castellana, 278-280 28046 Madrid España	Tel. 34 91 348 14 94 Fax 34 91 314 29 35 framirez@repsolpf.com www.repsolypf.com

December 13, 2007

Re:	Repsol YPF, S.A. Form 20-F for the year ended December 31, 2006
File No. 001-10220

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7410

Dear Ms. Davis:

Thank you for your letter dated November 6, 2007 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) to our letter dated September 28, 2007, which responded to the Staff’s letter dated August 28, 2007 setting forth comments of the Staff on the annual report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s November 6, 2007 comment letter in bold text.

In providing these responses, and in response to the Staff’s prior request, we hereby acknowledge that:

•	Repsol YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Repsol YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-348-1494 or fax: 011-34-91-348-7199; Manuel Arranz or Javier Ares at 011-34-91-514-5000 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-34-91-702-2765.

Very truly yours,

/s/ Fernando Ramírez Mazarredo
Fernando Ramírez Mazarredo
Chief Financial Officer

ANNEX A
Form 20-F for the Fiscal Year Ended December 31, 2006

Key information about Repsol YPF

Risk factors

Repsol YPF has extensive operations in Argentina, page 4

1.           We note your response to our prior comment number two. Please expand your disclosures related to your Argentine gas export restrictions to more fully describe the extent the restrictions have and will continue to have on your operations in Argentina. Include a discussion of the quantities and percentages of restricted volumes compared to your contracted volumes. In addition, expand your disclosures to discuss and quantify the claims your customers have made in relation to these restrictions including disclosures regarding the likelihood of these claims continuing to accumulate.

We note the Staff’s comment.  As an initial matter we would highlight to the Staff that over the past several years the Argentine government has unilaterally taken various actions which have the effect of restricting our ability to export gas from Argentina.  We are unable to predict how long these actions will remain in place, or whether such actions or any further actions will further restrict our ability to export gas from Argentina.

In light of the Staff’s comment we will expand in future filings our disclosures related to our Argentine gas export restrictions to more fully describe the extent the restrictions have and will continue to have on our operations in Argentina.  We would expect to include disclosure similar to the following, as updated to reflect the then-prevailing facts and circumstances as the time of filing of our 2007 20-F:

During the last several years the Argentine authorities have adopted a number of measures restricting exports of gas from Argentina, including issuing injection orders pursuant to Resolutions 659 and 752 (which require exporters to inject natural gas into the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or Emergency Committees created to address crisis situations.

These restrictions were imposed on all Argentine exporting producers, affecting natural gas exports from every producing basin. Exporting producers, such as YPF, have no choice but to comply with the Government’s directions to curtail exports in order to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise.  The above-mentioned Resolutions provide penalties for non-compliance.  Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued thereunder with the suspension or revocation of the exploitation concession.  Resolutions 659 and 752 also provide that producers not complying with injection orders will have their concession licenses and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer.

The Government began suspending natural gas export permits pursuant to Rule 27 in April 2004, and in June 2004 the Government began issuing injection orders to YPF under Resolution 659.  Thereafter, the volumes of natural gas required to be provided to the domestic market under the different mechanisms described above have continued to increase substantially. The regulations

ANNEX A

pursuant to which the Government has restricted natural gas export volumes do not have an express expiration date. Likewise, YPF has not received any documentation indicating that the government will suspend or withdraw these actions. Accordingly, we are unable to predict how long these measures will be in place, or whether such measures or any further measures adopted will affect additional volumes of natural gas.

Because of the Argentine Government’s actions, YPF could not meet its export commitments and was forced to declare force majeure under its natural gas export sales agreements. YPF invoked force majeure under its natural gas export sales agreements due to the various kinds of restrictions imposed by the Government. Repsol YPF believes that these actions from the Argentine Government constitute force majeure events that relieve YPF from any liability for the failure to comply with its contractual obligations.

As from 2004 to date, YPF has reached several agreements with its export customers to address the situation resulting from the Government actions. However, several export customers rejected the force majeure invoked by YPF.

One export customer, Innergy Soluciones Energéticas S.A. has filed an arbitral claim against YPF in relation to the controversy resulting from shortages of natural gas deliveries due to the governmental restrictions on natural gas exports. Through August 2007, Innergy has claimed to YPF a total amount of U.S. $ 87.7 million as deliver-or-pay, which payment is claimed in the current arbitration, plus interest. The amount claimed in the arbitration will increase to the amount of penalties that Innergy continues to invoice to YPF on a monthly basis for missed deliveries.

Two other customers, Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A., also had rejected the force majeure invoked by YPF and have initiated pre-arbitral negotiations in relation to the controversy. The pre-arbitral negotiation period has expired with no agreement between the parties. These two customers have sent letters seeking damages from YPF under the “deliver or pay” clause, and liquidated such deliver-or-pay amounts. The deliver-or-pay penalties so liquidated amount to U.S.$ 41 million until November 2006 and U.S.$ 52 million for the period December 2006 through September 2007. YPF has rejected such claims.

These claims may continue to accumulate to the extent the Governmental actions continue to affect the relevant natural gas exports.

The Argentine authorities have forced YPF to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the chart below:

Year	Maximum Contracted Volumes – MCV (Million Cubic Meters)[1]	Restricted Volumes (Million Cubic Meters)	Percentage of Restricted Volumes vs MCV
2005	5,995.2	875	14.5%
2006	6,015.1	1,240	20.6%
2007

[1] Reflects the maximum quantities committed under YPF’s natural gas export contracts. Includes all YPF’s natural gas export contracts pursuant to which natural gas is exported to Chile and Brazil.

ANNEX A

2.           We note your response to our prior comment number three. Please modify your disclosures to more clearly address your conclusions with respect to the likelihood of being fined by the Argentinean government regarding currency dispositions and pricing discrepancies.

We supplementally advise the Staff that there is currently one proceeding pending against YPF claiming fines for approximately U.S. $ 1.7 million relating to currency dispositions.  Regarding pricing discrepancies relating to oil forward sales the custom authorities have commenced multiple administrative proceedings (approximately 52 at September 30, 2007) against YPF for alleged formal defects in the customs declarations in respect of such exports. These proceedings are currently at the initial administrative level and the customs authorities have not imposed any fines in connection with such proceeding, although such fines could amount to up to approximately U.S. $ 90 million in the aggregate in connection with such proceedings.

Based on current facts and circumstances we do not believe that it is probable that we will be fined by the Argentine government regarding either of such matters, and therefore we do not believe that additional disclosure regarding such matters is currently required. Nevertheless, we note the Staff’s comment and in future filings we will, if material based on then-prevailing facts and circumstances, include additional disclosure regarding the likelihood of our being fined by the Argentine government regarding currency dispositions and pricing discrepancies.

Overview of Consolidated Results of Operations

Affiliate Company

Taxes, page 84

3.           We note your response to our prior comment number four. Please expand your document to provide the following:
o	Describe the specific nature, circumstances and status of the dispute;
o	Explain why the amount accrued has not been disclosed; and,
o	Disclose the amount that the relevant taxing authorities are asserting is owed by the company, if known.

The tax contingencies referred to in our 2006 20-F relate to over 200 separately identifiable disputes with various tax authorities around the world.  All of such tax contingencies have been provisioned in full under the caption “provisions for contingencies and expenses” in our consolidated balance sheet as of December 31, 2006, and the maximum provision made with respect to any such dispute represents less than 10% of the aggregate provisions in respect of tax contingencies included in such caption as of such date.  Given the large number of separate disputes and the fact that no dispute represents a significant percentage of the total provisions for tax contingencies, we do not believe it would be meaningful for investors for us to include detailed information in respect of each such dispute in our 20-F.

ANNEX A

Financial Statements

Note 3 – Accounting Policies

Note 3.7 (f) – Emission allowances, page F-22

4.           We note your response to our prior comment number six. Please explain why you believe the emission allowances represent indefinite lived intangible assets. It appears these allowances relate to a specific compliance year and as you state, are derecognized once the actual emissions have been officially validated.

As described in our response to the Staff’s prior comment number six, emission allowances are not amortized but are tested for impairment.

Emission allowances are not amortized, but rather are derecognized upon their delivery to the authorities. This is not because they are assets with an indefinite useful life, but rather because their residual value is considered to be the same as their book value and, by application of paragraph 100 of IAS 38, we understand that their amortizable base is zero. Until the actual date on which they must be delivered in order to evidence the tonnes of CO2 emissions, the allowances maintain their value (which is measured in accordance with the method described in the subsequent paragraph) and may be sold at any time.

If the market value of the emission allowances is lower than their carrying amount the related impairment loss is recognized, in accordance with IAS 36. The market value of emission allowances is calculated in accordance with the LEBA (London Energy Brokers Association) Carbon Index, using the volume-weighted average of European Union Allowances trades transacted by LEBA.

The cost relating to the emissions made is recognized in the financial statements as the CO2 emissions are made, pursuant to which an expense is recognized in the income statement at their value and a provision is recognized in the balance sheet for the same amount. When the emission allowances are delivered to the authorities the allowances relating to the emissions made are derecognized and the provision recognized for this purpose is reversed. Since the amount of both items will be the same this delivery does not have any effect on the income statement, but does entail a reduction in the assets and liabilities of the balance sheet.